Exhibit 99.1

17 February 2021

BURFORD CAPITAL PROVIDES 2020 BUSINESS UPDATE AND REINSTATES FULL DIVIDEND

Burford Capital Limited, the leading global finance and asset management firm focused on law, today released a business update on its 2020 activities. All figures in this disclosure are unaudited. Certain definitions are provided below; additional definitions, reconciliations and information are set out in Burford’s 2020 Interim Report, which is available on our website at the following address: www.burfordcapital.com/shareholders. As previously disclosed, Burford will announce full preliminary results for the year ended December 31, 2020 on March 24, 2021 at 08.00am EDT / 12.00pm GMT / 1.00pm CET.

Introduction1

Burford had the best year in its history for portfolio performance, generating record levels of realized gain and more cash from successes than ever before. Burford ended the year with its highest-ever levels of cash liquidity, and its portfolio of ongoing matters is larger than it has ever been. Burford’s concluded case ROIC rose to its highest year-end level in our history. New business, which suffered from the effects of the pandemic in 1H 2020, snapped back in 2H 2020. Notably, Burford’s YPF-related assets (comprising the Petersen and Eton Park claims) did not contribute to earnings in 2020, for the first time in five years.

Burford’s Group-wide total income crossed the half-billion-dollar mark in 2020 for the first time in our history, driven by significant asset realizations during the year. As our managed funds participated in a sizeable share of these realizations (which should generate performance fees for Burford in future years), Burford’s consolidated and balance sheet-only total income was largely flat in 2020 compared to 2019. Profit after tax was down given modestly higher operating expenses and higher than normal book tax charges.

Burford suspended its dividend in early 2020 due to uncertainty around the pandemic, but given the year’s performance and Burford’s strong liquidity position, the Board will recommend that shareholders approve at the Annual General Meeting a full resumption of the dividend at its previous annual level of 12.5 US cents per share, with a record date in June 2021. Although Burford did not pay an interim dividend in December 2020, we will nonetheless recommend payment of the entire full year dividend of 12.5 US cents per share in June 2021.

Christopher Bogart, CEO, Burford Capital, commented:

“2020 was another year of strong performance for Burford. We achieved record amounts of asset realizations from core litigation finance, which generated more realized gains and cash proceeds from case successes than ever before, driving our cumulative concluded case ROIC to an all-time year-end high of 92%. With cash on Burford’s balance sheet of $336 million at the end of 2020, we are in a strong position to fund the additional future growth we anticipate. We look to the remainder of 2021 with excitement.”

1 This introduction is qualified and expanded upon by the specific sections that follow.

Portfolio activity and returns

Burford saw strong performance in its capital provision-direct business – its traditional, core legal finance business:

•	Group-wide realizations of $608 million, up 72% (2019: $354 million)
•	Balance sheet realizations of $336 million, up 47% (2019: $228 million)

Those realizations translated into record-breaking realized gains in the capital provision-direct business:

•	Group-wide realized gains of $361 million, up 103% (2019: $178 million)
•	Balance sheet realized gains of $179 million, up 48% (2019: $121 million)

Burford’s successes pushed its concluded case ROIC since inception to its highest-ever year-end level at 92% at December 31, 2020 (2019: 88%) on $1.6 billion of cumulative realizations.

Burford’s 2020 realizations were lumpy, consistent with past experience, with an active first half and a slow second half. Even without a global pandemic, such volatility is to be expected from individual litigation matters and thus our portfolio. It is, therefore, difficult to identify the impact of the pandemic on realizations during 2H 2020. It is also difficult to predict the timing and impact of the post-pandemic environment on realizations as delayed cases may resolve alongside undisrupted matters or may be pushed out broadly across our capital provision assets. As the financing we provide often compensates Burford for the extension of a case’s duration, delay can give rise to increased income in successful recoveries where a time-based return component exists.

Burford also generated $223 million in Group-wide realizations in 2020 from its capital provision-indirect portfolio, of which $173 million were for the balance sheet.

Burford closed the year with the largest Group-wide portfolio in its history: $4.6 billion, up 8% (2019: $4.2 billion), representing a 53% CAGR over the last five years.

Cash generation and liquidity (Burford balance sheet only)

Almost all of our realizations turned into cash during 2020: the capital provision-direct business generated $325 million of cash proceeds, up 55% (2019: $210 million). The capital provision-indirect portfolio also produced $173 million in cash proceeds as Burford focused on accelerating resolutions in that portfolio in light of the pandemic, contributing to total cash receipts of $519 million. A substantial portion of the $281 million of due from settlement receivables at June 30, 2020 paid in cash during 2H 2020, such that due from settlement receivables at December 31, 2020 were only $30 million.

Thus, Burford ended the year with a record-breaking level of liquidity: $336 million of cash and cash management assets, up 63% (2019: $206 million).

New business

We believe that new commitments were negatively affected by the pandemic in the first half of 2020. However, activity rebounded in the second half of 2020 to return to levels consistent with the second half of 2019, but not sufficiently to offset the slower first half.

•	Group-wide new capital provision-direct commitments were $570 million in 2020, down 40% (2019: $955 million)
o	2H 2020: $454 million, down only 7% (2H 2019: $490 million)
•	Balance sheet new capital provision-direct commitments were $336 million in 2020, down 37% (2019: $530 million)
o	2H 2020: $279 million, down only 2% (2H 2019: $285 million)

Burford did not make any new commitments to the capital provision-indirect portfolio in 2020, consistent with our previously disclosed approach.

New deployments fell sharply in the first half of 2020 as courts closed and litigation matters (and therefore spending on those matters) slowed. Activity resumed in 2H 2020 and thus we saw significantly higher deployment levels than in 1H 2020, although activity remained below historical levels (and below 2H 2019 when we experienced an unusually high level of initial deployments on new commitments).

•	Group-wide capital provision-direct deployments were $368 million in 2020, down 27% (2019: $501 million)
o	2H 2020: $247 million, up 104% from 1H 2020 ($121 million), though down 26% from 2H 2019 ($335 million)
•	Balance sheet capital provision-direct deployments were $225 million in 2020, down 16% (2019: $269 million)
o	2H 2020: $158 million, up 136% from 1H 2020 ($67 million), though down 16% from 2H 2019 ($188 million)

Income statement metrics

Burford is in the process of preparing its 2020 financial statements, which also are subject to audit; thus, the figures below are preliminary and subject to adjustment. As a reminder, Burford prepares its financial statements on a consolidated basis, which includes the results of certain funds and other entities we are required to consolidate. These consolidated results are different than both our Group-wide results (which include all of our non-consolidated funds as well) and Burford-only results, which exclude the consolidated funds.

Burford’s overall portfolio performance was very strong on a cash basis; indeed, Group-wide total income exceeded $500 million for the first time. However, the structure of some of our investment funds means that the Burford balance sheet does not receive or recognize performance fees related to the fund portion of those successes until some future date given the funds’ “European” performance fee structure. Moreover, 2020 was the first year in five years where Burford’s total income did not include any unrealized gain from the YPF-related assets.

Thus, we expect to report the following results for 2020:

•	Total income: $345-355 million on a consolidated basis (2019: $366 million), $340-350 million Burford-only (2019: $357 million)
o	Excluding income from YPF-related assets, which accounted for over half of 2019’s total, 2020 total income rose by $170-$180 million, or by 95-101%, on a consolidated basis and by $175-$185 million, or by 104-109%, on a Burford-only basis.
•	Operating profit (consolidated and unadjusted Burford-only): $240-250 million (2019: $265 million)
o	Operating profit was affected by modestly higher general operating expenses consistent with Burford’s ongoing growth strategy, current expenses related to managing assets in funds where the related performance fees will occur in the future and expenses related to Burford’s New York Stock Exchange listing and other equity-related matters
•	Profit after tax (consolidated and unadjusted Burford-only): $160-170 million (2019: $212 million)
o	Profit after tax was impacted by a large book tax charge, as discussed in our interim report that does not reflect the much lower level of cash taxes actually paid

Covid-19 pandemic

Burford’s business has been disrupted considerably less by the pandemic than might have been feared a year ago. To be sure, we saw slowdowns in new business during the first half of 2020, but then a rebound during the second half of the year. Courts and arbitral tribunals have adjusted their processes, although jury trials remain largely suspended. Doubtless we will see some elongation of the lives of some matters, but we have not seen any matters discontinue nor have any parties become insolvent. Our team has adjusted to remote work without much effort. We will not be entirely back to normal until people can safely gather in groups indoors, but we have certainly weathered this terrible time much better than many – and the future likely includes an uptick in disputes and, therefore, financing opportunities for Burford.

Definitions and use of alternative performance measures

We report our financial results under International Financial Reporting Standards (“IFRS”). IFRS requires us to present financials that consolidate some of the limited partner interests in funds we manage as well as assets held by our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our financial results as:

•	Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under IFRS accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financials. The major entities consolidated into Burford include the Strategic Value Fund, BOF-C (our arrangement with a Sovereign Wealth Fund) and several entities in which Burford holds investments where there is also a third-party partner in or owner of those entities. Note that in our financial statements, our consolidated presentation is referred to as Group.
•	Burford-only, Burford standalone, Burford balance sheet only, “balance sheet” or similar terms refers to assets, liabilities and activities that pertain only to Burford itself, excluding any third-party interests and the portions of jointly owned entities owned by others.
•	Group-wide refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s consolidated financials. In addition to the consolidated funds, Group-wide includes the Partners funds (our first three core litigation finance funds), Burford Opportunity Fund and Burford Alternative Income Fund and its predecessor.

We refer to our capital provision assets in two categories:

•	Direct, which includes all our legal finance assets (including those generated by asset recovery and legal risk management activities) that we have made directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (not through a fund) complex strategies assets in this category.
•	Indirect, which includes our balance sheet’s participations in one of our funds. Currently, this category is comprised entirely of our position in the Burford Strategic Value Fund.

We also use certain Alternative Performance Measures (“APMs”), which are not presented in accordance with IFRS, to measure the performance of certain of our assets including:

•	Return on invested capital (ROIC) means the absolute amount of realizations from a concluded asset divided by the amount of expenditure incurred in funding that asset, expressed as a percentage figure. In this release, when we refer to our concluded case ROIC, we are referring to the ROIC on concluded and partially concluded capital provision direct assets on Burford’s balance sheet since the inception of the company until the current date.

•	Compound annual growth rate (CAGR) is the annual rate of return that would be required for a sum to grow from its beginning balance to its end balance, assuming reinvestment at the end of each year.

Our business activities include:

•	Legal finance, which includes our traditional core litigation finance activities in which we are providing clients with financing against the future value of legal claims. It also encompasses our asset recovery and legal risk management activities, which often are provided to the same clients.
•	Complex strategies encompasses our activities providing capital as a principal in legal-related assets, often securities, loans and other financial assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity. Most of our complex strategies activities over the past several years have been conducted through our Strategic Value Fund.
•	Post-settlement finance includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables.
•	Asset management includes our activities administering the funds we manage for third-party investors.

Other terms we use include:

•	Cash receipts provide a measure of the cash that Burford’s business generates during a given year. In particular, cash receipts represent the cash generated from operations, including cash proceeds from realized assets, before any deployments into funding existing or new assets. Cash receipts are calculated as the cash proceeds from our capital provision assets, including cash proceeds from related hedging assets, plus cash income from asset management fees, services and other income.
•	Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule, or more often, when certain expenses are incurred) or discretionary (only requiring us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
•	Deployment refers to the funding provided for an asset, which adds to Burford’s invested cost in that asset. We use the term interchangeably with addition.
•	Deployed cost is the amount of funding we have provided for an asset as of the applicable point in time.
•	Liquidity refers to the amount of cash and cash management assets on our balance sheet.
•	Portfolio refers to the total amount of our capital provision and post-settlement assets, valued at deployed cost plus any fair value adjustments and any undrawn commitments.
•	Realization: A legal finance asset is realized when the asset is concluded (when litigation risk has been resolved). A realization will result in Burford receiving cash or, occasionally, some other asset or recognizing a due from settlement receivable, reflecting what Burford is owed on the asset. We use the term interchangeably with recovery.
•	Realized gain/loss refers to the total amount of gain or loss generated by a legal finance asset when it is realized, calculated simply as realized proceeds less deployed funds, without regard for any previously recognized fair value adjustment.
•	Unadjusted Burford-only refers to Burford-only income metrics without adjustment, as presented in prior years, to exclude the impact of intangible amortization and certain other expenses.
•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Argentina’s nationalization of YPF, the Argentine energy company.

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia	+44 (0)20 3530 2023
rbailhache@burfordcapital.com
Jim Ballan, Head of Investor Relations, Americas	+1 (646) 793 9176
jballan@burfordcapital.com

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Huw Jeremy (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with law firms and clients around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. Significant factors that may cause actual results to differ from those we expect include those discussed in “Item 3, Key Information – D. Risk Factors” in our registration statement on Form 20-F filed with the US Securities and Exchange Commission on September 11, 2020. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise.